UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                          Tombstone Technologies, Inc.
                                 --------------
                                (Name of Issuer)

                           Common Stock, no par value
                          ----------------------------
                         (Title of Class of Securities)


                            ------------------------
                                 (CUSIP Number)

                                William H. Reilly
                                4859 Dakota Blvd.
                                Boulder, CO 80304
                                 (303) 447-1690
                  --------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    12/3/2008
              -----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                  SCHEDULE 13D
                                                      --------------------------
                                                            Page 2 of 5    Pages
                                                      --------------------------
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1         NAME OF REPORTING PERSON:

          William H. Reilly

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2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [  ]
                                                                        (b) [  ]
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3         SEC USE ONLY

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4         SOURCE OF FUNDS                 PF (Personal Funds)/ OO Other

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5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)                                             [  ]
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6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
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  Number of     7      SOLE VOTING POWER
   Shares              25,000 common shares/Options to purchase 250,000 shares
Beneficially    ----------------------------------------------------------------
  owned by      8      SHARED VOTING POWER
    Each               0
  Reporting     ----------------------------------------------------------------
   Person       9      SOLE DISPOSITIVE POWER
    with               25,000 common shares/Options to purchase 250,000 shares
                ----------------------------------------------------------------
                10     SHARED DISPOSITIVE POWER
                                     0

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         (a) 25,000 common shares directly and (b) 250,000 Options. 100,000 Options have an exercise price of $0.55 per share and expire in August 2009; 150,000 Options have an exercise price of $0.65 and expire in August 2009.
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12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                           [ ]
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13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          .7% as of March 15, 2009 (8.2% if Options are exercised)
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14        TYPE OF REPORTING PERSON                     IN
--------------------------------------------------------------------------------

                                                      --------------------------
                                                            Page 3 of 5    Pages
                                                      --------------------------
ITEM 1.     SECURITY AND ISSUER.

          This statement on Schedule 13D relates to shares of common stock, no par value, of Tombstone Technologies, Inc., a Colorado corporation ("Tombstone"). The address of the principal executive offices of Tombstone is 2400 Central Avenue, Suite G, Boulder, Colorado 80301.

ITEM 2.   IDENTITY AND BACKGROUND.

          (a) This statement on Schedule 13D is being filed on behalf of William
H. Reilly.

          (b) Mr.  Reilly's  address is 4859  Dakota  Blvd.,  Boulder,  Colorado
80304.

          (c) William H. Reilly.

CHIEF OPERATIONS OFFICER/CHIEF TECHNOLOGY OFFICER AND DIRECTOR OF TOMBSTONE TECHNOLOGIES, INC.
William H. Reilly, 54

Mr. Reilly has spent the past 25 years working with technology in support of communications and business operations. He co-founded the Frontline Group Technology Center, where he guided day-to-day operations as chief operating officer. He also served as the parent company's chief technology officer, overseeing the installation of one of the nation's first VoIP systems, serving 14 offices in 11 states. After three years he started his own consulting business, offering services to young companies that wanted to establish the necessary systems to support measured and profitable growth, including strategic marketing, consultative sales, and customer service support. He earned his undergraduate degree at Wilkes College in Pennsylvania and completed his postgraduate work at Montclair State University. Mr. Reilly has headed his own consulting company, MountainTop Back Office, since 2002 and provides technology integration and marketing services to established companies.

          (d) Mr. Reilly has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) Mr. Reilly has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) Mr. Reilly is a citizen of the United States.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Mr. Reilly purchased 25,000 common shares at $0.01 per share in April 2005 with personal funds. Mr. Reilly was issued 100,000 Options to purchase common stock under the Tombstone 2006 Stock Option Plan. The Options are exercisable at $0.55 and expire in August 2009. In August 2008, Mr. Reilly was issued 150,000 Options to purchase common stock under the Tombstone 2006 Stock Option Plan. The Options are exercisable at $0.65 and expire in August 2009.

ITEM 4.   PURPOSE OF TRANSACTION.

          Mr. Reilly does not currently have any plans or proposals, either individually or collectively with another person, which relates to or would result in:

          (a) The acquisition by any person of additional securities of Tombstone, or the disposition of securities of Tombstone;

                                                      --------------------------
                                                            Page 4 of 5    Pages
                                                      --------------------------

          (b)  An  extraordinary  corporate  transaction,   such  as  a  merger,
reorganization or liquidation, involving Tombstone or any of its subsidiaries;

          (c) A sale or transfer of a material amount of assets of Tombstone or any of its subsidiaries;

          (d) Any change in the present board of directors or management of Tombstone, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

          (e) Any material change in the present capitalization or dividend policy of Tombstone;

          (f) Any other material change in Tombstone's business or corporate structure;

          (g)   Changes   in   Tombstone's   charter,   bylaws  or   instruments
corresponding thereto or other actions which may impede the acquisition of control of Tombstone by any person;

          (h) Causing a class of securities of Tombstone to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer system of a registered national securities association;

          (i) A class of equity securities of Tombstone becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j) Any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         The percentages of outstanding shares of Tombstone common stock reported below are based on the statement that as of March 15, 2009 there were 3,370,000 shares of Tombstone common stock outstanding.

(a) Aggregate number of shares owned (directly and indirectly):                  25,000 common shares directly;
                                                                                 250,000 Options directly;
                                                                                 0 shares indirectly

    Percent of outstanding shares owned:                                         .7% directly
                                                                                 (8.2% directly if Options are exercised);
                                                                                 0% indirectly

(b) Sole Power of voting for Reporting Person:                                   25,000 common shares and 250,000 Options

    Shared Power of voting for Reporting Person:                                 None

(c) Transactions in securities in the past 60 days for Reporting Person:         None

(d) No other person is known to have power to direct receipt of dividends from, or proceeds from sale of such securities.

(e) Not Applicable

                                                      --------------------------
                                                           Page 5 of 5    Pages
                                                      --------------------------

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Mr. Reilly has no contracts, arrangements, understandings or relationships (legal or otherwise) with other persons with respect to the securities of Tombstone, other than as described in this statement on Schedule 13D.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          None.


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  March 28, 2009

/s/ William H. Reilly
---------------------------------------
William H. Reilly